UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By: /s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

Banco Latinoamericano

de Comercio Exterior, S.A.

and Subsidiaries

Unaudited condensed consolidated interim statement of financial position as of March 31, 2017 and December 31, 2016, and related unaudited condensed consolidated interim statements of profit or loss, unaudited condensed consolidated interim statements of profit or loss and other comprehensive income, unaudited condensed consolidated interim statements of changes in equity and unaudited condensed consolidated interim statements of cash flows for the nine months ended March 31, 2017, 2016 and 2015.

Banco Latinoamericano de Comercio Exterior, S.A. and Subsidiaries

Unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statement of financial position
March 31, 2017 and December 31, 2016
(In US$ thousand)

	Notes	March 31, 2017 (Unaudited)	December 31, 2016 (Audited)
Assets
Cash and cash equivalents	3,14	1,273,657	1,069,538
Financial Instruments:	4,14
At fair value through OCI	4.2,14	24,287	30,607
Securities at amortized cost, net	4.3,14	66,130	77,214
Loans at amortized cost	4.5	5,739,314	6,020,731
Less:
Allowance for expected credit losses	4.5	109,941	105,988
Unearned interest and deferred fees	4.5	6,955	7,249
Loans at amortized cost, net		5,622,418	5,907,494

At fair value - Derivative financial instruments used for hedging – receivable	4.6,4.7,14	3,802	9,352

Property and equipment, net		8,311	8,549
Intangibles, net		2,708	2,909

Other assets:
Customers' liabilities under acceptances	14	288	19,387
Accrued interest receivable	14	44,448	44,187
Other assets	6	20,791	11,546
Total of other assets		65,527	75,120
Total assets		7,066,840	7,180,783

Liabilities and stockholders' equity
Deposits:	7,14
Noninterest-bearing - Demand		1,314	1,617
Interest-bearing - Demand		244,061	125,397
Time		2,935,881	2,675,838
Total deposits		3,181,256	2,802,852

At fair value – Derivative financial instruments used for hedging – payable	4.6,4.7,14	54,487	59,686

Financial liabilities at fair value through profit or loss	4.1,4.7,14	-	24
Short-term borrowings and debt	9.1,14	761,563	1,470,075
Long-term borrowings and debt, net	9.2,14	2,003,234	1,776,738

Other liabilities:
Acceptances outstanding	14	288	19,387
Accrued interest payable	14	20,810	16,603
Allowance for expected credit losses on loan commitments and financial guarantees contracts	5	5,939	5,776
Other liabilities	10	20,354	18,328
Total other liabilities		47,391	60,094
Total liabilities		6,047,931	6,169,469

Stockholders' equity:	11,12,14
Common stock		279,980	279,980
Treasury stock	12	(67,700)	(69,176)
Additional paid-in capital in excess of assigned value of common stock		119,881	120,594
Capital reserves		95,210	95,210
Retained earnings		595,887	587,507
Accumulated other comprehensive loss	4.2,4.6,15	(4,349)	(2,801)
Total stockholders' equity		1,018,909	1,011,314
Total liabilities and stockholders' equity		7,066,840	7,180,783

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss
For the three months ended March 31, 2017, 2016 and 2015
(In US$ thousand, except per share amounts)

	Notes	2017	2016	2015

Interest income:
Deposits		2,001	1,171	431
At fair value through OCI		170	950	1,861
At amortized cost		56,960	59,037	51,362
Total interest income		59,131	61,158	53,654
Interest expense:
Deposits		6,207	4,552	2,453
Short-term borrowings and debt		3,568	4,855	6,643
Long-term borrowings and debt		14,924	12,233	8,733
Total interest expense		24,699	21,640	17,829
		-	-	-
Net interest income		34,432	39,518	35,825

Other income:
Fees and commissions, net		3,269	2,373	2,300
Derivate financial instruments and foreign currency exchange		131	(839)	844
(Loss) Gain per financial instrument at fair value through profit or loss		(60)	(4,183)	2,505
Gain (Loss) per financial instrument at fair value through OCI		114	(285)	296
Gain on sale of loans at amortized cost		86	100	207
Other income		354	351	248
Net other income		3,894	(2,483)	6,400

Total income		38,326	37,035	42,225

Expenses:
Impairment loss (recovery) from expected credit losses on loans at amortized cost	4.5	3,953	2,143	(5,030)
(Recovery) Impairment loss from expected credit losses on investment securities	4.2,4.3	(454)	7	(830)
Impairment loss (recovery) from expected credit losses on loans commitments and financial guarantees contracts	5	163	(913)	5,105
Salaries and other employee expenses		6,696	7,880	8,355
Depreciation of equipment and leasehold improvements		431	329	380
Amortization of intangible assets		201	113	149
Other expenses		3,878	4,038	4,228
Total expenses		14,868	13,597	12,357
Profit for the period		23,458	23,438	29,868

Earnings per share:
Basic	11	0.60	0.60	0.77
Diluted	11	0.60	0.60	0.77
Weighted average basic shares	11	39,188	38,997	38,805
Weighted average diluted shares	11	39,296	39,121	38,858

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of profit or loss and other comprehensive income
For the three months ended March 31, 2017, 2016 and 2015
(In US$ thousand)

	Notes	2017	2016	2015

Profit for the period		23,458	23,438	29,868
Other comprehensive income (loss):
Items that are or may be reclassified to consolidated statement of profit or loss:
Net change in unrealized losses on financial instruments at fair value through OCI	15	225	3,428	49
Net change in unrealized losses on derivative financial instruments	15	(1,773)	(1,420)	(1,257)
Other comprehensive income (loss)	15	(1,548)	2,008	(1,208)

Total comprehensive income for the period		21,910	25,446	28,660

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of changes in equity
For the three months ended March 31, 2017, 2016 and 2015
(In US$ thousand)

	Common stock	Treasury stock	Additional paid- in capital in excess of assigned value of common stock	Capital reserves	Retained earnings	Accumulated other comprehensive income (loss)	Total

Balances at January 1, 2015	279,980	(77,627)	119,644	95,210	501,669	(7,837)	911,039
Profit for the period	-	-	-	-	29,868	-	29,868
Other comprehensive income	-	-	-	-	-	(1,208)	(1,208)
Issuance of restricted stock	-	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	581	-	-	-	581
Exercised options and stock units vested	-	2,932	(1,487)	-	-	-	1,445
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	-	-	-
Balances at March 31, 2015	279,980	(74,695)	118,738	95,210	531,537	(9,045)	941,725

Balances at January 1, 2016	279,980	(73,397)	120,177	95,210	560,642	(10,681)	971,931
Profit for the period	-	-	-	-	23,438	-	23,438
Other comprehensive income	-	-	-	-	-	2,008	2,008
Issuance of restricted stock	-	-	-	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	659	-	-	-	659
Exercised options and stock units vested	-	1,433	(1,433)	-	-	-	-
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	(15,000)	-	(15,000)
Balances at March 31, 2016	279,980	(71,964)	119,403	95,210	569,080	(8,673)	983,036

Balances at January 1, 2017	279,980	(69,176)	120,594	95,210	587,507	(2,801)	1,011,314
Profit for the period	-	-	-	-	23,458	-	23,458
Other comprehensive income	-	-	-	-	-	(1,548)	(1,548)
Issuance of restricted stock	-	1,005	(1,005)	-	-	-	-
Compensation cost - stock options and stock units plans	-	-	419	-	-	-	419
Exercised options and stock units vested	-	471	(127)	-	-	-	344
Repurchase of "Class B" and "Class E" common stock	-	-	-	-	-	-	-
Dividends declared	-	-	-	-	(15,078)	-	(15,078)
Balances at March 31, 2017	279,980	(67,700)	119,881	95,210	595,887	(4,349)	1,018,909

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Unaudited condensed consolidated interim statements of cash flows
For the three months ended March 31, 2017, 2016 and 2015
(In US$ thousand)

	2016	2015	2014

Cash flows from operating activities
Profit for the period	23,458	23,438	29,868
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Activities of derivative financial instruments used for hedging	(1,450)	(13,038)	(14,901)
Depreciation of equipment and leasehold improvements	431	328	529
Amortization of intangible assets	201	113	-
Impairment loss from expected credit losses	4,116	1,237	(755)
Net loss (gain) on sale of financial assets at fair value through OCI	114	(285)	(295)
Compensation cost - share-based payment	419	659	581
Interest income	(59,131)	(61,159)	(53,654)
Interest expense	24,699	21,640	17,829
Net decrease (increase) in operating assets:
Net (increase) decrease in pledged deposits	7,270	4,125	13,009
Financial instruments at fair value through profit or loss	-	(4,084)	(575)
Net decrease (increase) in loans at amortized cost	281,123	157,702	117,351
Other assets	9,854	(27,216)	113,368
Net increase (decrease) in operating liabilities:
Net increase due to depositors	378,404	277,910	107,651
Financial liabilities at fair value through profit or loss	(24)	(89)	(13)
Other liabilities	(17,073)	11,322	(119,879)
Cash provided by operating activities:
Interest received	58,870	58,879	61,104
Interest paid	(20,492)	(17,823)	(14,931)
Net cash provided by (used in) operating activities	690,789	433,659	256,287

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements	(198)	60	(157)
Acquisition of intangible assets	-	(7)	-
Proceeds from disposal of equipment and leasehold improvements	4	-	-
Proceeds from the redemption of of financial instruments at fair value through OCI	-	14,000	34,937
Proceeds from the sale of financial instruments at fair value through OCI	6,459	51,449	31,505
Proceeds from maturities of financial instruments at amortized cost	11,084	8,600	4,500
Purchases of financial instruments at fair value through OCI	-	(124,640)	(58,123)
Purchases of financial instruments at amortized cost	-	(8,226)	(11,947)
Net cash provided by (used in) investing activities	17,349	(58,764)	715

Cash flows from financing activities:
Net (decrease) increase in short-term borrowings and debt and securities sold under repurchase agreements	(708,512)	(901,296)	51,389
Proceeds from long-term borrowings and debt	255,547	268,206	59,076
Repayments of long-term borrowings and debt	(29,051)	(281,199)	(176,291)
Dividends paid	(15,077)	14,958	(14,980)
Exercised stock options	344	-	1,445
Net cash (used in) provided by financing activities	(496,749)	(899,331)	(79,361)

Net (decrease) increase in cash and cash equivalents	211,389	(524,436)	177,641
Cash and cash equivalents at beginning of the period	1,007,726	1,267,302	741,305
Cash and cash equivalents at end of the period	1,219,115	742,866	918,946

The accompanying notes are an integral part of these consolidated financial statements.

7

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in two subsidiaries: Bladex Representacao Ltda. and Bladex Investimentos Ltda.

-	Bladex Representaçao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owned 99% of Bladex Investimentos Ltda., and Bladex Holdings Inc. owned the remaining 1%. This company had invested substantially all of its assets in an investment fund, Alpha 4x Latam Fundo de Investimento Multimercado, incorporated in Brazil (“the Brazilian Fund”), registered with the Brazilian Securities Commission (“CVM”, for its acronym in Portuguese). Bladex Investimentos Ltda. merged with Bladex Representacao Ltda. on April 2016, being the latter the extinct company under Brazilian law and prevailing the acquiring company Bladex Representacao Ltda.

-	Bladex Development Corp. was incorporated under the laws of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.

-	BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. was incorporated under the laws of Mexico on June 13, 2014. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%. The company specializes in offering financial leasing and other financial products such as loans and factoring.

8

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.	Corporate information (continued)

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, and Monterrey, Mexico; in Lima, Peru; and in Bogota, Colombia.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on April 18, 2017.

2.	Basis of preparation of the consolidated financial statements

2.1	Statement of compliance

These unaudited consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB"). As all of the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2016, contained in the Bank’s annual audited consolidated financial statements. The unaudited condensed consolidated interim statements of profit or loss, profit or loss and other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

9

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.	Cash and cash equivalents

	March 31, 2017	December 31, 2016

Cash and due from banks	768,782	598,027
Interest-bearing deposits in banks	504,875	471,511
Total	1,273,657	1,069,538

Less:
Pledged deposits	54,542	61,812
Total cash and cash equivalents	1,219,115	1,007,726

Interest-bearing deposits in banks

Demand deposits

As of March 31, 2017 and December 31, 2016, cash in banks balances correspond to bank deposits, bearing interest based on the daily rates determined by banks for between 0.01% to 1.05% and 0.01% to 0.77%, respectively.

Time deposits

As of March 31, 2017 and December 31, 2016, cash equivalents balances correspond to demand deposits (overnight), bearing an average interest rate of 3.34% and 0.83% to 0.88%, respectively.

Pledged deposits

	March 31, 2017	December 31, 2016
Pledged deposits:
New York(1)	2,800	2,800
Panama(2)	51,742	59,012
Total	54,542	61,812

(1)	The New York Agency had a pledged deposit with the New York State Banking Department, as required by law since March 1994.
(2)	The Bank had pledged deposits to secure derivative financial instruments transactions and repurchase agreements.

4.	Financial instruments

4.1	Financial instruments at FVTPL - Fair value through profit or loss

The fair value of financial liabilities at FVTPL is as follows:

	March 31, 2017	December 31, 2016
Assets
Foreign exchange forward	-	-
Total	-	-

Liabilities
Interest rate swaps	-	-
Foreign exchange forward	-	24
Total	-	24

10

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.1	Financial instruments at FVTPL - Fair value through profit or loss (continued)

The information on the nominal amounts of derivative financial instruments at FVTPL is as follows:

	March 31, 2017			December 31, 2016
	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability
Interest rate swaps	-	-	-	-	-	-
Foreign exchange forward	-	-	-	1,274	-	24
Total	-	-	-	1,274	-	24

4.2	Securities at fair value through other comprehensive income

The amortized cost, related unrealized gross gain (loss) and fair value of securities at fair value through other comprehensive income by country risk and type of debt are as follows:

	March 31, 2017
		Unrealized
	Amortized Cost	Gain	Loss	Fair Value
Corporate debt:
Venezuela	7,614	72	-	7,686
	7,614	72	-	7,686
Sovereign debt:
Brazil	2,928	-	48	2,880
Chile	5,218	-	46	5,172
Trinidad and Tobago	9,173	-	624	8,549
	17,319	-	718	16,601
	24,933	72	718	24,287

	December 31, 2016
		Unrealized
	Amortized Cost	Gain	Loss	Fair Value
Corporate debt:
Brazil	3,144	-	62	3,082
Venezuela	10,810	20	3	10,827
	13,954	20	65	13,909

Sovereign debt:
Brazil	2,926	-	140	2,786
Chile	5,229	-	59	5,170
Trinidad and Tobago	9,283	-	541	8,742
	17,438	-	740	16,698
	31,392	20	805	30,607

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.2	Securities at fair value through other comprehensive income (continued)

As of March 31, 2017 and December 31, 2016, there were no securities at fair value through OCI guaranteeing repurchase transactions.

The following table discloses those securities that had unrealized losses for a period less than 12 months and for 12 months or longer:

	March 31, 2017
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	-	-	-	-	-	-
Sovereign debt	5,172	46	11,429	672	16,601	718
Total	5,172	46	11,429	672	16,601	718

	December 31, 2016
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
Corporate debt	1,805	3	3,082	62	4,887	65
Sovereign debt	5,170	59	11,528	681	16,698	740
Total	6,975	62	14,610	743	21,585	805

The following table presents the realized gains and losses on sale of securities at fair value through other comprehensive income:

	Three months ended March 31,
	2017	2016	2015
Realized gain on sale of securities	161	39	296
Realized loss on sale of securities	(47)	(324)	-
Net gain (loss) on sale of securities at fair value through other comprehensive income	114	(285)	296

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.2	Securities at fair value through other comprehensive income (continued)

Securities at fair value through other comprehensive income classified by issuer’s credit quality indicators are as follows:

Rating(1)	March 31, 2017	December 31, 2016
1-4	24,287	30,607
5-6	-	-
7	-	-
8	-	-
9	-	-
10	-	-
Total	24,287	30,607

(1) Current ratings as of March 31, 2017 and December 31, 2016, respectively.

The amortized cost and fair value of securities at fair value through other comprehensive income by contractual maturity are shown in the following tables:

	March 31, 2017		December 31, 2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due within 1 year	-	-	-	-
After 1 year but within 5 years	14,390	13,721	17,656	16,994
After 5 years but within 10 years	10,543	10,566	13,736	13,613
	24,933	24,287	31,392	30,607

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.2	Securities at fair value through other comprehensive income (continued)

The allowance for expected credit losses relating to securities at fair value through other comprehensive income, which is recorded in equity under accumulated other comprehensive income (loss), is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	42	263	-	305
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(1)	5	-	4
Financial assets that have been derecognized during the period	(10)	-	-	(10)
Changes due to financial instruments recognized as of December 31, 2016:	(11)	5	-	(6)
New financial assets originated or purchased	-	-	-	-
Write-offs	-	-	-	-
Allowance for expected credit losses as of March 31, 2017	31	268	-	299

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	234	178	6,737	7,149
Transfer to lifetime expected credit losses	(31)	456	-	425
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(15)	(168)	-	(183)
Financial assets that have been derecognized during the year	(174)	(203)	-	(377)
Changes due to financial instruments recognized as of December 31, 2015:	(220)	85	-	(135)
New financial assets originated or purchased	28	-	-	28
Write-offs	-	-	(6,737)	(6,737)
Allowance for expected credit losses as of December 31, 2016	42	263	-	305

(1)	12-month expected credit losses
(2)	Lifetime expected credit losses
(3)	Credit-impaired financial assets (lifetime expected credit losses)

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.3	Securities at amortized cost

The amortized cost, related unrealized gross gain (loss) and fair value of these securities by country risk and type of debt are as follows:

	March 31, 2017
		Unrealized
	Amortized
	Cost (1)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	4,605	28	32	4,601
Panama	3,000	-	-	3,000
	7,605	28	32	7,601

Sovereign debt:
Colombia	29,610	133	50	29,693
Mexico	20,455	-	561	19,894
Panama	8,616	251	-	8,867
	58,681	384	611	58,454
	66,286	412	643	66,055

	December 31, 2016
		Unrealized
	Amortized
	Cost (2)	Gross Gain	Gross Loss	Fair Value
Corporate debt:
Brazil	4,614	-	146	4,468
Panama	3,000	-	-	3,000
	7,614	-	146	7,468
Sovereign debt:
Brazil	11,179	37	194	11,022
Colombia	29,812	34	280	29,566
Mexico	20,541	-	1,059	19,482
Panama	8,670	198	-	8,868
	70,202	269	1,533	68,938
	77,816	269	1,679	76,406

(1)	Amounts do not include allowance for expected credit losses of US$156.
(2)	Amounts do not include allowance for expected credit losses of US$602.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.3	Securities at amortized cost (continued)

The amortized cost and fair value of securities at amortized cost by contractual maturity are shown in the following tables:

	March 31, 2017		December 31, 2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Due within 1 year	3,000	3,000	3,988	4,025
After 1 year but within 5 years	63,286	63,055	68,537	67,358
After 5 years but within 10 years	-	-	5,291	5,023
	66,286	66,055	77,816	76,406

As of March 31, 2017 and December 31, 2016, there were no securities at amortized cost, guaranteeing repurchase transactions.

Securities at amortized cost classified by issuer’s credit quality indicators are as follows:

Rating(1)	March 31, 2017	December 31, 2016
1-4	64,803	76,333
5-6	1,483	1,483
7	-	-
8	-	-
9	-	-
10	-	-
Total	66,286	77,816

(1)	Current ratings as of March 31, 2017 and December 31, 2016, respectively.

16

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.3	Securities at amortized cost (continued)

The allowance for expected credit losses relating to securities at amortized cost is as follow:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	99	503	-	602
Transfer to lifetime expected credit losses	-	-	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	-	(24)	-	(24)
Financial assets that have been derecognized during the period	(1)	(421)	-	(422)
Changes due to financial instruments recognized as of December 31, 2016:	(1)	(445)	-	(446)
New financial assets originated or purchased	-	-	-	-
Allowance for expected credit losses as of March 31, 2017	98	58	-	156

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	348	178	-	526
Transfer to lifetime expected credit losses	(43)	444	-	401
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(5)	(91)	-	(96)
Financial assets that have been derecognized during the year	(317)	(28)	-	(345)
Changes due to financial instruments recognized as of December 31, 2015:	(365)	325	-	(40)
New financial assets originated or purchased	116	-	-	116
Allowance for expected credit losses as of December 31, 2016	99	503	-	602

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.4	Recognition and derecognition of financial assets

During the periods ended March 31, 2017, 2016 and 2015, the Bank sold certain financial instruments in the secondary market measured at amortized cost. These sales were made on the basis of compliance with the Bank's strategy to optimize the loan portfolio.

The amounts and gains arising from the derecognition of these financial instruments are presented in the following table. These gains are presented within the line “gain on sale of loans at amortized cost” in the consolidated statement of profit or loss.

	Assignments and Participations	Gains

For the period ended March 31, 2017	64,400	86
For the period ended March 31, 2016	13,800	56
For the period ended March 31, 2015	21,333	122

4.5	Loans – at amortized cost

The following table set forth details of the Bank’s gross loan portfolio:

	March 31, 2017	December 31, 2016
Corporations:
Private	2,686,703	2,655,910
State-owned	704,943	786,900
Banking and financial institutions:
Private	1,608,842	1,738,999
State-owned	449,520	544,877
Middle-market companies:
Private	289,307	294,045
Total	5,739,314	6,020,731

The composition of the gross loan portfolio by industry is as follows:

	March 31, 2017	December 31, 2016
Banking and financial institutions	2,058,362	2,283,876
Industrial	1,237,205	1,242,441
Oil and petroleum derived products	815,883	788,186
Agricultural	918,387	1,007,139
Services	324,747	419,440
Mining	189,000	54,000
Others	195,730	225,649
Total	5,739,314	6,020,731

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.5	Loans – at amortized cost (continued)

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned interest, deferred fees and allowance for expected credit losses.

The amortization of net unearned interest and deferred fees are recognized as an adjustment to the related loan yield using the effective interest rate method.

The unearned discount interest and deferred commission amounted to $6,955 and $7,249 at March 31, 2017 and December 31, 2016, respectively.

Loans classified by borrower’s credit quality indicators are as follows:

March 31, 2017
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,835,501	549,639	1,321,146	214,544	164,747	4,085,577
5-6	779,250	155,304	287,696	234,976	89,559	1,546,785
7	53,588	-	-	-	-	53,588
8	-	-	-	-	-	-
9	4,000	-	-	-	-	4,000
10	14,364	-	-	-	35,000	35,000
Total	2,686,703	704,943	1,608,842	449,520	289,306	5,739,314

December 31, 2016
	Corporations		Banking and financial institutions		Middle-market companies
Rating(1)	Private	State-owned	Private	State-owned	Private	Total
1-4	1,714,936	646,797	1,457,984	259,981	174,107	4,253,805
5-6	863,937	140,103	281,015	284,896	84,938	1,654,889
7	58,673	-	-	-	-	58,673
8	4,000	-	-	-	-	4,000
9	-	-	-	-	35,000	35,000
10	14,364	-	-	-	-	14,364
Total	2,655,910	786,900	1,738,999	544,877	294,045	6,020,731

(1)Current ratings as of March 31, 2017 and December 31, 2016, respectively.

19

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.5	Loans – at amortized cost (continued)

The following table provides a breakdown of gross loans by country risk:

	March 31, 2017	December 31, 2016
Country:
Argentina	251,956	325,321
Belgium	8,884	4,180
Bermuda	-	-
Bolivia	4,120	18,318
Brazil	1,086,546	1,163,825
Chile	163,007	69,372
Colombia	631,173	653,012
Costa Rica	355,717	400,371
Dominican Republic	177,206	243,696
Ecuador	163,268	129,269
El Salvador	84,043	104,723
France	-	-
Germany	47,500	50,000
Guatemala	279,066	315,911
Honduras	78,497	72,319
Jamaica	49,209	7,399
Luxembourg	15,797	14,722
Mexico	989,977	927,041
Netherlands	16,461	-
Nicaragua	33,825	36,949
Panama	437,360	498,651
Paraguay	75,788	108,068
Peru	414,649	467,408
Singapore	56,285	70,204
Switzerland	4,000	46,000
Trinidad and Tobago	194,998	184,389
United States of America	75,549	73,083
Uruguay	44,433	36,500
Total	5,739,314	6,020,731

20

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.5	Loans – at amortized cost (continued)

The remaining loan maturities are summarized as follows:

	March 31, 2017	December 31, 2016
Current:
Up to 1 month	990,550	896,310
From 1 month to 3 months	1,497,537	1,300,675
From 3 months to 6 months	738,093	1,267,194
From 6 months to 1 year	615,176	551,794
From 1 year to 2 years	500,873	631,629
From 2 years to 5 years	1,229,758	1,211,847
More than 5 years	64,145	95,918
	5,636,132	5,955,367

Delinquent	37,818	-

Impaired	65,364	65,364
Total	5,739,314	6,020,731

As of March 31, 2017 and December 31, 2016, the range of interest rates on loans fluctuates from 1.13% and 12.61% (2016: 1.21% y 12.69%).

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	March 31, 2017	December 31, 2016

Fixed interest rates	2,602,326	2,709,555
Floating interest rates	3,136,988	3,311,176
Total	5,739,314	6,020,731

As of March 31, 2017 and December 31, 2016, 93%, for both periods, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

An analysis of credit-impaired balances is detailed as follows:

	March 31, 2017			2017
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	30,364	18,364	25,269	30,364	497
Middle-market companies	35,000	35,000	15,160	35,000	2,080
Total	65,364	53,364	40,429	65,364	2,577

21

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.5	Loans – at amortized cost (continued)

	December 31, 2016			2016
	Recorded investment	Past due principal balance	Related allowance Stage 3	Average principal loan balance	Interest income recognized
With an allowance recorded:
Private corporations	30,364	18,364	23,174	12,500	408
Middle-market companies	35,000	35,000	12,179	17,705	1,679
Total	65,364	53,364	35,353	30,205	2,087

The following is a summary of information of interest amounts recognized on an effective interest basis on net carrying amount for those financial assets in Stage 3:

	Three months ended March 31,
	2017	2016	2015
Interest revenue calculated on the net carrying amount (net of credit allowance)	490	77	56

The following table presents an aging analysis of the loan portfolio:

March 31, 2017
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	-	18,364	18,364	37,818	3,335,464	3,391,646
Banking and financial institutions	-	-	-	-	-	-	2,058,362	2,058,362
Middle-market companies	-	-	-	35,000	35,000	-	254,306	289,306
Total	-	-	-	53,364	53,364	37,818	5,648,132	5,739,314

December 31, 2016
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past due	Delinquent	Current	Total
Corporations	-	-	4,000	14,364	18,364	-	3,424,446	3,442,810
Banking and financial institutions	-	-	-	-	-	-	2,283,876	2,283,876
Middle-market companies	-	-	-	35,000	35,000	-	259,045	294,045
Total	-	-	4,000	49,364	53,364	-	5,967,367	6,020,731

22

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.5	Loans – at amortized cost (continued)

As of March 31, 2017 and December 31, 2016, the Bank had credit transactions in the normal course of business with 16%, for both periods, respectively, of its Class “A” and “B” stockholders. All transactions were made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and were subject to all of the Bank’s Corporate Governance and control procedures. As of March 31, 2017 and December 31, 2016, approximately 9% and 10%, respectively, of the outstanding loan portfolio was placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of March 31, 2017, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

The allowances for expected credit losses related to loans at amortized cost are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988
Transfer to lifetime expected credit losses	(8)	8	-	-
Transfer to credit-impaired financial assets	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit losses	(481)	5,697	5,076	10,292
Financial assets that have been derecognized during the period	(13,438)	(4,347)	-	(17,785)
Changes due to financial instruments recognized as of December 31, 2016:	(13,927)	1,358	5,076	(7,493)
New financial assets originated or purchased	11,446	-	-	11,446
Write-offs	-	-	-	-
Recoveries of amounts previously written off	-	-	-	-
Allowance for expected credit losses as of March 31, 2017	26,555	42,957	40,429	109,941

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

23

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.5	Loans – at amortized cost (continued)

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	59,214	9,609	21,151	89,974
Transfer to lifetime expected credit losses	(9,117)	9,119	-	2
Transfer to credit-impaired financial assets	(7)	(6,317)	6,324	-
Transfer to 12-month expected credit losses	2,038	(2,077)	38	(1)
Net effect of changes in reserve for expected credit losses	(39,621)	48,021	26,491	34,891
Financial assets that have been derecognized during the year	(65,640)	(16,756)	-	(82,396)
Changes due to financial instruments recognized as of December 31, 2015:	(112,347)	31,990	32,853	(47,504)
New financial assets originated or purchased	82,169	-	-	82,169
Write-offs	-	-	(18,807)	(18,807)
Recoveries of amounts previously written off	-	-	156	156
Allowance for expected credit losses as of December 31, 2016	29,036	41,599	35,353	105,988

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

24

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6	Derivative financial instruments for hedging purposes

Quantitative information on derivative financial instruments held for hedging purposes is as follows:

	March 31, 2017
		Carrying amount of the hedging instrument		Changes in fair value used for
	Nominal Amount	Asset	Liability	calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	785,667	565	(403)	(2,199)
Cross-currency interest rate swaps	290,576	2,418	(33,644)	(19,316)
Cash flow hedges:
Interest rate swaps	672,000	592	(1,392)	696
Cross-currency interest rate swaps	23,025	217	-	(1,313)
Foreign exchange forward	365,973	-	(18,956)	(5,093)
Net investment hedges:
Foreign exchange forward	2,831	10	(92)	(415)
Total	2,140,072	3,802	(54,487)	(27,640)

	December 31, 2016
		Carrying amount of the hedging instrument		Changes in fair value used for
	Nominal Amount	Asset	Liability	calculating hedge ineffectiveness
Fair value hedges:
Interest rate swaps	796,202	40	(2,005)	(2,199)
Cross-currency interest rate swaps	291,065	2,561	(44,944)	(19,316)
Cash flow hedges:
Interest rate swaps	752,000	323	(1,699)	696
Cross-currency interest rate swaps	23,025	-	(1,254)	(1,313)
Foreign exchange forward	352,553	6,428	(9,653)	(5,093)
Net investment hedges:
Foreign exchange forward	3,780	-	(131)	(415)
Total	2,218,625	9,352	(59,686)	(27,640)

The hedging instruments presented in the tables above are located in the line item in the statement of financial position at fair value - Derivative financial instruments used for hedging – receivable or at fair value – Derivative financial instruments used for hedging – payable.

25

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6	Derivative financial instruments for hedging purposes (continued)

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of profit or loss are presented below:

	March 31, 2017
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(384)	Gain (loss) on interest rate swap	-	233
Cross-currency interest rate swaps	(1,419)	Gain (loss) on foreign exchange	-	24
		Interest income loans at amortized cost	1,871	-
Foreign exchange forward	(9,838)	Interest income – securities at FVOCI	-	-
		Interest income loans at amortized cost	(800)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	(27,169)	-
		Gain (loss) on foreign currency exchange	-	-
Total	(11,641)		(26,098)	257

26

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6	Derivative financial instruments for hedging purposes (continued)

	March 31, 2016
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,618)	Gain (loss) on interest rate swap	-	(578)
Cross-currency interest rate swaps	2,787	Gain (loss) on foreign exchange	-	(64)
Foreign exchange forward	(1,214)	Interest income – securities at FVOCI	(220)	-
		Interest income loans at amortized cost	(752)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	177	-
		Gain (loss) on foreign currency exchange	3,940	-
Total	(45)		3,145	(642)

27

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6	Derivative financial instruments for hedging purposes (continued)

	March 31, 2015
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the consolidated statement of profit or loss	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(1,139)	Gain (loss) on interest rate swap	-	-
Cross-currency interest rate swaps	959	Gain (loss) on foreign exchange	-	-
		Interest income loans at amortized cost	-	-
Foreign exchange forward	1,551	Interest income – securities at FVOCI	(197)	-
		Interest income loans at amortized cost	(246)	-
		Interest expense – borrowings and debt	-	-
		Interest expenses – deposits	-	-
		Gain (loss) on foreign currency exchange	3,011	-
Total	1,371		2,568	-

Derivatives – net investment hedge
Foreign exchange forward	840		-	-
Total	840		-	-

28

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6	Derivative financial instruments for hedging purposes (continued)

The Bank recognized in the consolidated statement of profit or loss the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

	March 31, 2017
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(47)	169	122
	Interest income at amortized cost	10	141	151
	Interest expenses – borrowings and debt	(261)	(7,058)	(7,319)
	Derivative financial instruments and hedging	(648)	765	117
Cross-currency interest rate swaps	Interest income loans at amortized cost	(102)	119	17
	Interest expenses – borrowings and debt	268	(1,837)	(1,569)
	Derivative financial instruments and hedging	13,101	(13,021)	80
Total		12,321	(20,722)	(8,401)

	March 31, 2016
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(198)	426	228
	Interest income – loans at amortized cost	(36)	831	795
	Interest expenses – borrowings and debt	1,679	(7,063)	(5,384)
	Derivative financial instruments and hedging	(7,186)	8,208	1,022
Cross-currency interest rate swaps	Interest income – loans at amortized cost	(42)	119	77
	Interest expenses – borrowings and debt	(148)	(1,837)	(1,985)
	Derivative financial instruments and hedging	7,131	(6,801)	330
Total		1,200	(6,117)	(4,917)

29

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6 Derivative financial instruments for hedging purposes (continued)

	March 31, 2015
	Classification in consolidated statement of profit or loss	Gain (loss) on derivatives	Gain (loss) on hedge item	Net gain (loss)
Derivatives – fair value hedge
Interest rate swaps	Interest income – securities at FVOCI	(356)	428	72
	Interest income at amortized cost	(113)	1,053	940
	Interest expenses – borrowings and debt	(1,788)	(4,047)	(3,061)
	Derivative financial instruments and hedging	1,014	(1,129)	(115)
Cross-currency interest rate swaps	Interest income loans at amortized cost	(67)	590	523
	Interest expenses – borrowings and debt	676	(1,788)	(1,112)
	Derivative financial instruments and hedging	(12,286)	13,314	1,028
Total		(10,146)	8,421	(1,725)

Derivatives financial position and performance

The following tables details the changes of the market value of the underlying item in the statement of financial position related to fair value hedges:

	March 31, 2017
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	10,969	2	Loans at amortized cost
Issuances	752,155	(2,845)	Short and long term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	19,514	(186)	Financial instruments at FVOCI
Loans	265	(190)	Loans at amortized cost
Issuances	(31,912)	(57)	Short and long term borrowings and debt

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6 Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

	December 31, 2016
Fair value hedges	Carrying amount	Thereof accumulated fair value adjustments	Line item in the statement of financial position
Interest rate risk
Loans	18,514	12	Loans at amortized cost
Issuances	752,910	2,089	Short and long term borrowings and debt

Foreign exchange rate risk and FX
Securities at FVOCI	22,468	(232)	Financial instruments at FVOCI
Loans	1,469	(618)	Loans at amortized cost
Issuances	45,647	1,189	Short and long term borrowings and debt

The following tables detail the profile of the timing of the nominal amount of the hedging instrument:

	March 31, 2017
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	42,157	410,476	-	452,633
31 to 60 days	54,699	225,000	-	279,699
61 to 90 days	84,167	122,180	-	206,347
91 to 180 days	113,679	65,000	126	178,805
181 to 365 days	62,076	140,312	16,821	219,209
1 to 2 years	52,115	50,000	8,127	110,242
2 to 5 years	73,311	434,500	96,218	604,029
More than 5 years	-	10,200	78,908	89,108
Total	482,204	1,457,668	200,200	2,140,072

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6 Derivative financial instruments for hedging purposes (continued)

Derivatives financial position and performance (continued)

	December 31, 2016
Risk type	Foreign Exchange risk	Interest rate risk	Foreign exchange and Interest rate risk	Total
Up to 1 month	66,149	-	-	66,149
31 to 60 days	33,393	85,000	-	118,393
61 to 90 days	24,093	60,000	-	84,093
91 to 180 days	71,533	745,080	-	816,613
181 to 365 days	109,228	160,422	189	269,839
1 to 2 years	92,115	50,000	24,948	167,063
2 to 5 years	73,311	434,500	96,218	604,029
More than 5 years	-	13,200	79,246	92,446
Total	469,822	1,548,202	200,601	2,218,625

The following tables detail the sources of ineffectiveness for our cash flow hedge positions:

	March 31, 2017
Type of risk hedge	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Interest rate risk	8	153	-	(17)	144
Foreign exchange risk	(2)	-	(1)	-	(3)
Total	6	153	(1)	(17)	141

	December 31, 2016
Type of risk hedge	USD-OIS	Tenor	Xccy basis	Credit spread	Total Ineffectiveness
Interest rate risk	19	-	-	604	623
Foreign exchange risk	25	-	(4)	(5)	16
Total	44	-	(4)	599	639

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.6 Derivative financial instruments for hedging purposes (continued)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and vice versa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage foreign currency risk. All such positions are hedged with an offsetting contract for the same currency.

The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 6.94 years.

The Bank estimates that approximately $1,061 reported as losses in OCI as of March 31, 2017, related to foreign exchange forward contracts, are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the twelve-month period ending March 31, 2018.

The Bank estimates that approximately $1,800 of losses reported in OCI as of March 31, 2017, related to forward foreign exchange contracts are expected to be reclassified into interest expense as an adjustment to yield of hedged available-for-sale securities during the twelve-month period ending March 31, 2018.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Foreign exchange forward contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes as disclosed in Note 4.1.

4.7 Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The International Swaps and Derivatives Association master agreement (“ISDA”) and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of the Bank or the counterparties or following other predetermined events.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial instruments (continued)

4.7	Offsetting of financial assets and liabilities (continued)

The following tables summarize financial assets and liabilities that have been offset in the consolidated statement of financial position or are subject to master netting agreements:

a)	Derivative financial instruments – assets

March 31, 2017
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments-hedging	3,802	-	3,802	-	-	3,802
Total	3,802	-	3,802	-	-	3,802

December 31, 2016
		Gross amounts offset in the consolidated	Net amount of assets presented in the	Gross amounts not offset in the consolidated statement of financial position
Description	Gross amounts assets	statement of financial position	consolidated statement of financial position	Financial instruments	Cash collateral received	Net Amount
Derivative financial instruments	9,352	-	9,352	-	-	9,352
Total	9,352	-	9,352	-	-	9,352

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	March 31, 2017
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position
Derivative financial instruments - hedging	3,802	-	3,802
Total	3,802	-	3,802

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial Instruments (continued)

4.7	Offsetting of financial assets and liabilities (continued)

a)	Derivative financial instruments – assets (continued)

	December 31, 2016
Description	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position

Derivative financial instruments used for hedging	9,352	-	9,352
Total	9,352	-	9,352

b)	Financial liabilities and derivative financial instruments – liabilities

March 31, 2017
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Financial liabilities at FVTPL	-	-	-	-	-	-
Derivative financial instruments - hedging	54,487	-	54,487	-	(51,742)	2,745
Total	54,487	-	54,487	-	(51,742)	2,745

December 31, 2016
	Gross	Gross amounts offset in the consolidated	Net amount of liabilities presented in the consolidated	Gross amounts not offset in the consolidated statement of financial position
Description	amounts of liabilities	statement of financial position	statement of financial position	Financial instruments	Cash collateral pledged	Net Amount

Financial liabilities at FVTPL	24	-	24	-	-	24
Derivative financial instruments - hedging	59,686	-	59,686	-	(59,012)	674
Total	59,710	-	59,710	-	(59,012)	698

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.	Financial Instruments (continued)

4.7 Offsetting of financial assets and liabilities (continued)

b)	Financial liabilities and derivative financial instruments – liabilities (continued)

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the consolidated statement of financial position:

	March 31, 2017
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Derivative financial instruments:
Financial liabilities at FVTPL	-	-	-
Derivative financial instruments used for hedging	54,487	-	54,487
Total derivative financial instruments	54,487	-	54,487

	December 31, 2016
Description	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of liabilities presented in the consolidated statement of financial position

Derivative financial instruments:
Financial liabilities at FVTPL	24	-	24
Derivative financial instruments used for hedging	59,686	-	59,686
Total derivative financial instruments	59,710	-	59,710

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Loans commitments and financial guarantees contracts

In the normal course of business, to meet the financing needs of its customers, the Bank is party to loans commitments and financial guarantees contracts. These instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated statement of financial position. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding loans commitments and financial guarantees contracts are as follows:

	March 31, 2017	December 31, 2016
Confirmed letters of credit	383,867	216,608
Stand-by letters of credit and guaranteed – Commercial risk	9,540	176,177
Credit commitments	7,041	10,250
Total	400,448	403,035

The remaining maturity profile of the Bank’s outstanding loans commitments and financial guarantees contracts is as follows:

Maturities	March 31, 2017	December 31, 2016
Up to 1 year	397,870	399,257
From 1 to 2 years	2,000	-
From 2 to 5 years	-	3,200
More than 5 years	578	578
	400,448	403,035

Loans commitments and financial guarantees contracts classified by issuer’s credit quality indicators are as follows:

Rating(1)	March 31, 2017	December 31, 2016
1-4	180,659	145,255
5-6	219,789	193,368
7	-	64,412
8	-	-
9	-	-
10	-	-
Total	400,448	403,035

(1)	Current ratings as of March 31, 2017 and December 31, 2016, respectively.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Loans commitments and financial guarantees contracts (continued)

The breakdown of the Bank’s loans commitments and financial guarantees contracts exposure by country risk is as follows:

	March 31, 2017	December 31, 2016
Country:
Argentina	1,033	-
Bolivia	1,318	190
Brazil	2,000	-
Canada	200	160
Colombia	88,411	78,815
Costa Rica	5,840	2,250
Dominican Republic	58,139	26,787
Ecuador	134,155	172,522
El Salvador	2,124	1,305
Guatemala	3,000	7,000
Honduras	1,170	1,170
Mexico	6,918	11,118
Panama	42,422	39,756
Peru	33,186	42,764
Switzerland	1,000	1,000
United Kingdom	-	70
Uruguay	19,532	18,128
Total	400,448	403,035

Letters of credit and guarantees

The Bank, on behalf of its client’s base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the letter of credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional clients in connection with financing between its clients and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a client’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to clients. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.	Loans commitments and financial guarantees contracts (continued)

The allowances for credit losses related to loans commitments and financial guarantees contracts are as follows:

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776
Transfer to lifetime expected credit losses	(6)	6	-	-
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(430)	285	-	(145)
Instruments that have been derecognized during the period	(397)	-	-	(397)
Changes due to instruments recognized as of December 31, 2016:	(833)	291	-	(542)
New instruments originated or purchased	705	-	-	705
Allowance for expected credit losses as of March 31, 2017	1,015	4,924	-	5,939

	Stage 1 (1)	Stage 2 (2)	Stage 3 (3)	Total
Allowance for expected credit losses as of December 31, 2015	2,914	2,510	-	5,424
Transfer to lifetime expected credit losses	(646)	693	-	47
Transfer to credit-impaired instruments	-	-	-	-
Transfer to 12-month expected credit losses	-	-	-	-
Net effect of changes in reserve for expected credit loss	(748)	1,756	-	1,008
Instruments that have been derecognized during the year	(2,631)	(326)	-	(2,957)
Changes due to instruments recognized as of December 31, 2015:	(4,025)	2,123	-	(1,902)
New instruments originated or purchased	2,254	-	-	2,254
Allowance for expected credit losses as of December 31, 2016	1,143	4,633	-	5,776

(1)	12-month expected credit losses.
(2)	Lifetime expected credit losses.
(3)	Credit-impaired financial assets (lifetime expected credit losses).

The reserve for expected credit losses on loans commitments and financial guarantees contracts reflects the Bank’s Management estimate of expected credit losses items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.	Other assets

Following is a summary of other assets:

	March 31, 2017	December 31, 2016

Accounts receivable	13,862	5,413
IT projects under development	4,530	4,199
Other	2,399	1,934
	20,791	11,546

7.	Deposits

The maturity profile of the Bank’s deposits is as follows:

	March 31, 2017	December 31, 2016
Demand	245,375	127,014
Up to 1 month	1,217,778	1,201,328
From 1 month to 3 months	674,747	463,479
From 3 month to 6 months	337,896	336,627
From 6 month to 1 year	417,445	436,884
From 1 year to 2 years	240,000	190,000
From 2 years to 5 years	48,015	47,520
	3,181,256	2,802,852

The following table presents additional information regarding the Bank’s deposits:

	March 31, 2017	December 31, 2016
Aggregate amounts of time deposits of $100,000 or more	3,180,962	2,802,474
Aggregate amounts of deposits in the New York Agency	253,389	250,639

	Three months ended March 31,
	2017	2016	2015
Interest expense paid to deposits in the New York Agency.	710	388	292

8.	Securities sold under repurchase agreements

As of March 31, 2017 and December 31, 2016, the Bank does not have financing transactions under repurchase agreements.

As of March 31, 2017, the Bank did not incur interest expense generated by financing transactions under repurchase agreements. During the periods ended March 31, 2016 and 2015, interest expense related to financing transactions under repurchase agreements totaled $270 and $662, respectively, corresponding to interest expense generated by the financing contracts under repurchase agreements. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of profit or loss.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Borrowings and debt

9.1 Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year) borrowings and debt, together with contractual interest rates, is as follows:

	March 31, 2017	December 31, 2016
Short-term Borrowings:
At fixed interest rates	148,067	788,075
At floating interest rates	587,496	657,000
Total borrowings	735,563	1,445,075
Short-term Debt:
At fixed interest rates	26,000	25,000
At floating interest rates	-	-
Total debt	26,000	25,000
Total short-term borrowings and debt	761,563	1,470,075

Average outstanding balance during the period	1,034,587	1,348,230
Maximum balance at any month-end	1,070,070	1,876,322
Range of fixed interest rates on borrowing and debt in U.S. dollars	1.25% to 1.75%	1.10% to 1.50%
Range of floating interest rates on borrowing in U.S. dollars	1.42% to 1.63%	1.14% to 1.48%
Range of fixed interest rates on borrowing in Mexican pesos	6.16%	6.16%
Range of floating interest rate on borrowing in Mexican pesos	6.96%	5.72%
Weighted average interest rate at end of the period	1.58%	1.30%
Weighted average interest rate during the period	1.39%	1.10%

The balances of short-term borrowings and debt by currency, is as follows:

	March 31, 2017	December 31, 2016
Currency
US dollar	751,000	1,470,000
Mexican peso	10,563	75
Total	761,563	1,470,075

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Borrowings and debt (continued)

9.2 Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of public and private issuances under the Bank's Euro Medium Term Notes Program (“EMTN”) as well as public issuances in the Mexican market. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates gross of prepaid commission of $6,844 and $5,133 as of March 31, 2017 and December 31, 2016, respectively, is as follows:

	March 31, 2017	December 31, 2016
Long-term Borrowings:
At fixed interest rates with due dates from September 2017 to February 2022.	63,611	61,148
At floating interest rates with due dates from April 2017 to March 2024.	824,212	631,326
Total borrowings	887,823	692,474
Long-term Debt:
At fixed interest rates with due dates from April 2017 to March 2024.	926,190	921,479
At floating interest rates with due dates from January 2018 to March 2022.	196,065	167,918
Total long-term debt	1,122,255	1,089,397
Total long-term borrowings and debt outstanding	2,010,078	1,781,871

Average outstanding balance during the period	1,788,636	1,881,085
Maximum outstanding balance at any month – end	2,010,078	2,054,138
Range of fixed interest rates on borrowing and debt in U.S. dollars	2.85% to 3.75%	2.85% to 3.75%
Range of floating interest rates on borrowing in U.S. dollars	1.66% to 2.60%	1.66% to 2.49%
Range of fixed interest rates on borrowing in Mexican pesos	4.75% to 9.09%	4.75% to 8.90%
Range of floating interest rates on borrowing and debt in Mexican pesos	7.02% to 7.57%	6.19% to 6.54%
Range of fixed interest rate on debt in Japanese yens	0.46% to 0.81%	0.46% to 0.81%
Range of fixed interest rate on debt in Euros	3.75%	3.75%
Range of fixed interest rate on debt in Australian dollar	2.50%	3.33%
Weighted average interest rate at the end of the period	3.39%	2.98%
Weighted average interest rate during the period	3.34%	2.84%

42

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

9.	Borrowings and debt (continued)

9.2 Long-term borrowings and debt (continued)

The balances of long-term borrowings and debt by currency, is as follows:

	March 31, 2017	December 31, 2016
Currency
US dollar	1,595,444	1,392,995
Mexican peso	239,843	219,347
Japanese yen	99,748	95,238
Euro	52,123	52,574
Australian dollar	22,920	21,717
Total	2,010,078	1,781,871

The Bank's funding activities include: (i) EMTN, which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its acronym in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of December 31, 2016, the Bank was in compliance with all covenants.

The future maturities of long-term borrowings and debt outstanding as of December 31, 2016, are as follows:

Due in	Outstanding
2017	458,760
2018	565,179
2019	346,537
2020	376,659
2021	200,768
2022	10,052
2024	52,123
2,010,078

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.	Other liabilities

Following is a summary of other liabilities:

	March 31, 2017	December 31, 2016
Accruals and other accumulated expenses	3,544	4,170
Accounts payable	14,158	11,179
Others	2,652	2,979
	20,354	18,328

11.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	March 31, 2017	March 31, 2016	March 31, 2015

Profit for the period	23,458	23,438	29,868

Basic earnings per share	0.60	0.60	0.77
Diluted earnings per share	0.60	0.60	0.77

Weighted average common shares outstanding - applicable to basic	39,188	38,997	38,805

Effect of diluted securities:
Stock options and restricted stock units plans	108	124	53
Adjusted weighted average common shares outstanding applicable to diluted EPS	39,296	39,121	38,858

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Capital and Reserves

Common stock

The Bank’s common stock is divided into four categories:

1)	“Class A”; shares may only be issued to Latin American Central Banks or banks in which the state or other government agency is the majority shareholder.
2)	“Class B”; shares may only be issued to banks or financial institutions.
3)	“Class E”; shares may be issued to any person whether a natural person or a legal entity.
4)	“Class F”; may only be issued to state entities and agencies of non-Latin American countries, including, among others, central banks and majority state-owned banks in those countries, and multilateral financial institutions either international or regional institutions.

The holders of “Class B” shares have the right to convert or exchange their “Class B” shares, at any time, and without restriction, for “Class E” shares, at a rate of one-to-one.

The following table provides detailed information on the Bank’s common stock activity per class for each of the periods in the three-year period ended March 31, 2017, 2016 and 2015:

(Share units)	“Class A”	“Class B”	“Class E”	“Class F”	Total
Authorized	40,000,000	40,000,000	100,000,000	100,000,000	280,000,000

Outstanding at January 1, 2015	6,342,189	2,479,050	29,956,100	-	38,777,339
Conversions	-	-	-	-	-
Repurchase common stock	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-
Exercised stock options - compensation plans	-	-	(68,959)	-	(68,959)
Restricted stock units – vested	-	-	(63,820)		(63,820)
Outstanding at March 31, 2015	6,342,189	2,479,050	29,823,321	-	38,644,560

Outstanding at January 1, 2016	6,342,189	2,474,469	30,152,247	-	38,968,905
Conversions	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	-
Restricted stock units – vested	-	-	91,454	-	91,454
Outstanding at March 31, 2016	6,342,189	2,474,469	30,243,701	-	39,060,359

Outstanding at January 1, 2017	6,342,189	2,474,469	30,343,390	-	39,160,048
Restricted stock issued – directors	-	-	-	-	-
Exercised stock options - compensation plans	-	-	1,616	-	1,616
Restricted stock units – vested	-	-	65,265	-	65,265
Outstanding at March 31, 2016	6,342,189	2,474,469	30,410,271	-	39,226,929

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Capital and Reserves (continued)

The following table presents information regarding shares repurchased but not retired by the Bank and accordingly classified as treasury stock:

	“Class A”		“Class B”		“Class E”		Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding at January 1, 2015	318,140	10,708	589,174	16,242	2,295,186	50,677	3,202,500	77,627
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	(68,959)	(1,523)	(68,959)	(1,523)
Restricted stock units – vested	-	-	-	-	(63,820)	(1,409)	(63,820)	(1,409)
Outstanding at March 31, 2015	318,140	10,708	589,174	16,242	2,162,407	47,745	3,069,721	74,695

Outstanding at January 1, 2016	318,140	10,708	589,174	16,242	2,103,620	46,447	3,010,934	73,397
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued – directors	-	-	-	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	-	-	-	-
Restricted stock units – vested	-	-	-	-	(64,870)	(1,433)	(64,870)	(1,433)
Outstanding at March 31, 2016	318,140	10,708	589,174	16,242	2,038,750	45,014	2,946,064	71,964

Outstanding at January 1, 2017	318,140	10,708	589,174	16,242	1,912,477	42,226	2,819,791	69,176
Repurchase of common stock	-	-	-	-	-	-	-	-
Restricted stock issued - directors	-	-	-	-	-	-	-	-
Exercised stock options - compensation plans	-	-	-	-	(1,616)	(35)	(1,616)	(35)
Restricted stock units - vested	-	-	-	-	(65,265)	(1,441)	(65,265)	(1,441)
Outstanding at March 31, 2017	318,140	10,708	589,174	16,242	1,845,596	40,750	2,752,910	67,700

Reserves

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4.5% of its assets and loans commitments and financial guarantees contracts, weighted according to their risk. As of March 31, 2017, the Bank’s total capital adequacy ratio is 17.44% which is in compliance with the minimum capital adequacy ratios required by the Banking Law in the Republic of Panama.

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12.	Capital and Reserves (continued)

Restriction on retained earnings

The Bank does not have restrictions on its ability to access its retained earnings other than those resulting from the supervisory framework within which the Bank operates. The supervisory framework requires banks to keep an additional reserve within equity for credit risk coverage of its credit facilities. As of March 31, 2017 and December 31, 2016, the amount stands at $52.5 million and $62.5 million, respectively of retained earnings are restricted from dividend distribution for purposes of complying with local regulatory requirements.

Additional paid-in capital

As of March 31, 2017 and December, 31 2016, the additional paid-in capital consists of additional cash contributions to the common capital paid by shareholders.

13.	Business segment information

The Bank’s activities are managed and executed in two business segments: Commercial and Treasury. The business segment results are determined based on the Bank’s managerial accounting process as defined by IFRS 8 – Operating Segments, which assigns consolidated statement of financial positions, revenue and expense items to each business segment on a systematic basis. The Chief Operating Decision Maker (CODM), represented by the Chief Executive Officer (CEO) and the Management Committee reviews internal management reports from each division at least quarterly. Segment profit, as included in the internal management reports is used to measure performance as management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate within the same industry.

The Bank’s net interest income represents the main driver of profits; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for financial instruments at fair value through OCI and financial instruments at fair value through profit or loss, which are included in net other income, in the Treasury Segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Business Segment.

The Commercial Business Segment incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans at amortized cost, acceptances, loan commitments and financial guarantee contracts. Profits from the Commercial Business Segment include net interest income from loans at amortized cost, fee income, gain on sale of loans at amortized cost, impairment loss from expected credit losses on loans at amortized cost, impairment loss from expected credit losses on loan commitments and financial guarantee contracts, and allocated expenses.

The Treasury Business Segment incorporates deposits in banks and all of the Bank’s financial instruments at fair value through profit or loss, financial instruments at fair value through OCI and securities at amortized cost. Profits from the Treasury Business Segment include net interest income from deposits with banks, financial instruments at fair value through OCI and securities at amortized cost, derivative financial instruments foreign currency exchange, gain (loss) for financial instrument at fair value through profit or loss, gain (loss) for financial instrument at fair value through OCI, impairment loss for expected credit losses on investment securities, other income and allocated expenses.

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Business segment information (continued)

The following table provides certain information regarding the Bank’s operations by segment:

	Periods ended March 31,
	2017	2016	2015
Commercial
Interest income	56,427	58,253	50,957
Interest expense	(23,136)	(23,037)	(19,907)
Net interest income	33,291	32,216	31,050
Net other income (2)	3,479	2,819	2,672
Total income	36,770	38,035	33,722
Impairment loss from expected credit losses on loans at amortized cost and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(4,116)	(1,230)	(75)
Expenses, less impairment loss from expected credit losses	(8,700)	(9,578)	(10,440)
Profit for the period	23,954	27,227	23,207
Commercial assets and loan commitments and financial guarantee contracts (end of period balances):
Interest-earning assets (3 and 5)	5,732,359	6,013,482	6,561,095
Other assets and loan commitments and financial guarantee contracts (4)	401,266	381,052	-
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	6,133,625	6,394,534	6,561,095

Treasury
Interest income	2,704	2,905	2,697
Interest expense	(1,563)	1,397	2,078
Net interest income	1,141	4,302	4,775
Net other income (2)	415	(5,302)	3,728
Total income	1,556	(1,000)	8,503
Impairment loss for expected credit losses on investment securities	454	(7)	830
Expenses, less impairment loss for expected credit losses	(2,506)	(2,782)	(2,672)
Profit for the period	(496)	(3,789)	6,661
Treasury assets (end of period balances):
Interest-earning assets (3 and 5)	1,364,229	1,177,961	1,396,431
Total interest-earning assets	1,364,229	1,177,961	1,396,431

Combined business segment total
Interest income	59,131	61,158	53,654
Interest expense	(24,699)	(21,640)	(17,829)
Net interest income	34,432	39,518	35,825
Net other income (2)	3,894	(2,483)	6,400
Total income	38,326	37,035	42,225
Impairment loss from expected credit losses on loans at amortized cost and impairment loss from expected credit losses on loan commitments and financial guarantee contracts	(4,116)	(1,230)	(75)
Impairment loss from expected credit losses on investment securities	454	(7)	830
Expenses, less impairment loss from expected credit losses	(11,206)	(12,360)	(13,112)
Profit for the period	23,458	23,438	29,868

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

13.	Business segment information (continued)

	March 31, 2017	December 31, 2016
Total assets and loan commitments and financial guarantee contracts (end of period balances):
Interest-earning assets (2 and 4)	7,096,588	7,191,443
Other assets and loan commitments and financial guarantee contracts (3)	401,266	381,052
Total interest-earning assets, other assets and loan commitments and financial guarantee contracts	7,497,854	7,572,495

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly. Net other income consists of other income including gains on sale of loans at amortized cost, gains (loss) per financial instrument at FVTPL and FVOCI, derivative instruments and foreign currency exchange.
(2)	Includes deposits and loans at amortized cost, net of unearned interest and deferred fees.
(3)	Includes customers’ liabilities under acceptances, loans commitments and financial guarantees contracts.
(4)	Includes cash and cash equivalents, interest-bearing deposits with banks, financial instruments at fair value through OCI, financial instruments at amortized cost and financial instruments at fair value through profit or loss.

	March 31, 2017	December 31, 2016
Reconciliation of total assets:
Interest-earning assets – business segment	7,096,588	7,191,443
Allowance for expected credit losses on loans at amortized cost	(109,941)	(105,988)
Allowance for expected credit losses on securities at amortized cost	(155)	(602)
Customers’ liabilities under acceptances	288	19,387
Intangibles, net	2,708	2,909
Accrued interest receivable	44,448	44,187
Property and equipment, net	8,311	8,549
Derivative financial instruments used for hedging - receivable	3,802	9,352
Other assets	20,791	11,546
Total assets – consolidated financial statements	7,066,840	7,180,783

14.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in IFRS 13 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Fair value of financial instruments (continued)

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Financial instruments at FVTPL and FVOCI

Financial instruments at FVTPL are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Financial instruments at FVOCI are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, financial instruments at FVOCI and financial instruments at FVTPL are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to OTC derivative instruments, in which the base valuation generally discounts expected cash flows using the Overnight Index Swap (“OIS”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant OIS curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Fair value of financial instruments (continued)

Derivative financial instruments (continued)

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Financial instruments measured at fair value on a recurring basis by caption on the consolidated statement of financial positions using the fair value hierarchy are described below:

	March 31, 2017
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	7,686	-	-	7,686
Sovereign debt	8,052	8,549	-	16,601
Total securities at fair value through OCI	15,738	8,549	-	24,287
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	1,158	-	1,158
Cross-currency interest rate swaps	-	2,634	-	2,634
Foreign exchange forward	-	10	-	10
Total derivative financial instrument used for hedging – receivable	-	3,802	-	3,802
Total financial assets at fair value	15,738	12,351	-	28,089

Liabilities
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	1,796	-	1,796
Cross-currency interest rate swaps	-	33,643	-	33,643
Foreign exchange forward	-	19,048	-	19,048
Total derivative financial instruments used for hedging – payable	-	54,487	-	54,487
Total financial liabilities at fair value	-	54,487	-	54,487

(a ) Level 1: Quoted market prices in an active market.

(b) Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.

(c) Level 3: Internally developed models with significant unobservable market information.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Fair value of financial instruments (continued)

	December 31, 2016
	Level 1(a)	Level 2(b)	Level 3(c)	Total
Assets
Securities at fair value through OCI:
Corporate debt	13,909	-	-	13,909
Sovereign debt	13,912	2,786	-	16,698
Total securities at fair value through OCI	27,821	2,786	-	30,607
Derivative financial instruments used for hedging – receivable:
Interest rate swaps	-	363	-	363
Cross-currency interest rate swaps	-	2,561	-	2,561
Foreign exchange forward	-	6,428	-	6,428
Total derivative financial instrument used for hedging – receivable	-	9,352	-	9,352
Total financial assets at fair value	27,821	12,138	-	39,959

Liabilities
Financial instruments at FVTPL:
Interest rate swaps	-	-	-	-
Cross-currency interest rate swaps	-	-	-	-
Foreign exchange forward	-	24	-	24
Total financial instruments at FVTPL	-	24	-	24
Derivative financial instruments used for hedging – payable:
Interest rate swaps	-	3,704	-	3,704
Cross-currency interest rate swaps	-	46,198	-	46,198
Foreign exchange forward	-	9,784	-	9,784
Total derivative financial instruments used for hedging – payable	-	59,686	-	59,686
Total financial liabilities at fair value	-	59,710	-	59,710

(a ) Level 1: Quoted market prices in an active market.

(b) Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.

(c) Level 3: Internally developed models with significant unobservable market information.

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value is not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Fair value of financial instruments (continued)

Securities at amortized cost

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans at amortized cost

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant year. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	March 31, 2017
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value
Cash and deposits on banks	1,273,657	1,273,657	-	1,273,657	-
Acceptances	288	288	-	288	-
Interest receivable	44,448	44,448	-	44,448	-
Securities at amortized cost	66,130	65,899	62,899	3,000	-
Loans at amortized cost (1)	5,622,418	5,723,169	-	5,723,169	-

Financial liabilities
Instruments with carrying value that approximates fair value
Deposits	3,181,256	3,181,256	-	3,181,256	-
Acceptances	288	288	-	288	-
Interest payable	20,810	20,810	-	20,810	-
Short-term borrowings and debt	761,563	761,693	-	761,693	-
Long-term borrowings and debt	2,003,234	2,042,703	-	2,042,703	-
	1,273,657	1,273,657	-	1,273,657	-

(a ) Level 1: Quoted market prices in an active market.

(b) Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.

(c) Level 3: Internally developed models with significant unobservable market information.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.	Fair value of financial instruments (continued)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	December 31, 2016
	Carrying value	Fair value	Level 1(a)	Level 2(b)	Level 3(c)
Financial assets
Instruments with carrying value that approximates fair value
Cash and deposits on banks	1,069,538	1,069,538	-	1,069,538	-
Acceptances	19,387	19,387	-	19,387	-
Interest receivable	44,187	44,187	-	44,187	-
Securities at amortized cost	77,214	76,406	73,406	3,000	-
Loans at amortized cost (1)	5,907,494	6,021,006	-	6,021,006	-

Financial liabilities
Instruments with carrying value that approximates fair value
Deposits	2,802,852	2,802,852	-	2,802,852	-
Acceptances	19,387	19,387	-	19,387	-
Interest payable	16,603	16,603	-	16,603	-
Short-term borrowings and debt	1,470,075	1,470,045	-	1,470,045	-
Long-term borrowings and debt	1,776,738	1,808,228	-	1,808,228	-

(a ) Level 1: Quoted market prices in an active market.

(b) Level 2: Internally developed models with significant observable market or quoted market prices in an inactive market.

(c) Level 3: Internally developed models with significant unobservable market information.

(1)	The carrying value of loans is net of the allowance for expected credit losses of $109.9 million and unearned interest and deferred fees of $6.9 million for March 31, 2017; allowance for expected credit losses of $106.0 million and unearned interest and deferred fees of $7.2 million for December 31, 2016.

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Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Accumulated other comprehensive income (loss)

The breakdown of accumulated other comprehensive income (loss) related to financial instruments at FVOCI, derivative financial instruments, and foreign currency translation is as follows:

	Financial instruments at FVOCI	Derivative financial instruments	Total

Balance as of January 1, 2015	(6,817)	(1,020)	(7,837)
Net unrealized gain (loss) arising from the period	971	(2,735)	(1,764)
Reclassification adjustment for (gains) loss included in the profit of the period (1)	(922)	1,478	556
Other comprehensive income (loss) from the period	49	(1,257)	(1,208)
Balance as of March 31, 2015	(6,768)	(2,277)	(9,045)

Balance as of January 1, 2016	(8,931)	(1,750)	(10,681)
Net unrealized gain (loss) arising from the period	2,900	(1,099)	1,801
Reclassification adjustment for (gains) loss included in the profit of the period (1)	528	(321)	207
Other comprehensive income (loss) from the period	3,428	(1,420)	2,008
Balance as of March 31, 2016	(5,503)	(3,170)	(8,673)

Balance as of January 1, 2017	(853)	(1,948)	(2,801)
Net unrealized gain (loss) arising from the period	120	817	937
Reclassification adjustment for (gains) loss included in the profit of the period (1)	105	(2,590)	(2,485)
Other comprehensive income (loss) from the period	225	(1,773)	(1,548)
Balance as of March 31, 2017	(628)	(3,721)	(4,349)

(1) Reclassification adjustments include amounts recognized in profit of the year that had been part of other comprehensive income (loss) in this and previous years.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Accumulated other comprehensive income (loss)

The following table presents amounts reclassified from other comprehensive income to the profit of the period:

March 31, 2017
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	-	Interest income – financial instruments at FVOCI
	(36)	Net gain on sale of financial instruments at FVOCI
	(29)	Derivative financial instruments and hedging
	(105)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(1,871)	Interest income – loans at amortized cost
	781	Interest expense – borrowings and deposits
	3,515	Net gain (loss) on foreign currency exchange
Interest rate swaps	163	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	2	Net gain (loss) on cross-currency swaps
	2,590

March 31, 2016
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	(221)	Interest income – financial instruments at FVOCI
	50	Net gain on sale of financial instruments at FVOCI
	(357)	Derivative financial instruments and hedging
	(528)

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(752)	Interest income – loans at amortized cost
	177	Interest expense – borrowings and deposits
	264	Net gain (loss) on foreign currency exchange
Interest rate swaps	578	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	54	Net gain (loss) on cross-currency swaps
	321

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15.	Accumulated other comprehensive income (loss)

March 31, 2015
Details about accumulated other comprehensive income components	Amount reclassified from accumulated other comprehensive income	Affected line item in the consolidated statement of profit or loss where net income is presented
Realized gains (losses) on financial instruments at FVOCI:	1	Interest income – financial instruments at FVOCI
	1,118	Net gain on sale of financial instruments at FVOCI
	(197)	Derivative financial instruments and hedging
922

Gains (losses) on derivative financial instruments:
Foreign exchange forward	(246)	Interest income – loans at amortized cost
	-	Interest expense – borrowings and deposits
	(1,232)	Net gain (loss) on foreign currency exchange
Interest rate swaps	-	Net gain (loss) on interest rate swaps
Cross-currency interest rate swap	-	Net gain (loss) on cross-currency swaps
(1,478)

16.	Related party transactions

During the reporting periods, total compensation paid to directors and the executives of Bladex as representatives of the Bank amounted to:

	Three months ended March 31,
	2017	2016	2015
Expenses:
Compensation costs paid to directors	34	75	34
Compensation costs paid to executives	1,108	2,023	2,154

17.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

18.	Risk management

Risk is inherent in the Bank’s activities, but it is managed through a process of ongoing identification, measurement and monitoring, subject to risk limits and other controls. This process of risk management is critical to the Bank’s continuing profitability and each individual within the Bank is accountable for the risk exposures relating to his or her responsibilities. The Bank is exposed to market, credit, compliance and liquidity risk. It is also subject to country risk and various operating risks.

The Board of Directors is responsible for the overall risk management approach and for approving the risk management strategies and principles. The Board has appointed an Administration Committee which has the responsibility to monitor the overall risk process within the Bank.

The Risk Committee has the overall responsibility for the development of the risk strategy and implementing principles, frameworks, policies and limits. The Risk Committee is responsible for managing risk decisions and monitoring risk levels and reports on a weekly basis to the Supervisory Board.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

The Risk Management Unit is responsible for implementing and maintaining risk related procedures to ensure an independent control process is maintained. The unit works closely with the Risk Committee to ensure that procedures are compliant with the overall framework.

The Risk Management Unit is responsible for monitoring compliance with risk principles, policies and limits across the Bank. This unit also ensures the complete capture of the risks in risk measurement and reporting systems. Exceptions are reported on a daily basis, where necessary, to the Risk Committee, and the relevant actions are taken to address exceptions and any areas of weakness.

The Bank‘s Assets/Liabilities Committee (ALCO) is responsible for managing the Bank’s assets and liabilities and the overall financial structure. It is also primarily responsible for the funding and liquidity risks of the Bank. The Bank’s policy is that risk management processes throughout the Bank are audited annually by the Internal Audit function, which examines both the adequacy of the procedures and the Bank’s compliance with the procedures. Internal Audit discusses the results of all assessments with management, and reports its findings and recommendations to the Audit Committee.

Risk measurement and reporting systems

The Bank’s risks are measured using a method that reflects both the expected loss likely to arise in normal circumstances and unexpected losses, which are an estimate of the ultimate actual loss based on statistical models. The models make use of probabilities derived from historical experience, adjusted to reflect the economic environment. The Bank also runs worst-case scenarios that would arise in the event that extreme events which are unlikely to occur do, in fact, occur.

Monitoring and controlling risks is primarily performed based on limits established by the Bank. These limits reflect the business strategy and market environment of the Bank as well as the level of risk that the Bank is willing to accept, with additional emphasis on selected industries. In addition, the Bank’s policy is to measure and monitor the overall risk bearing capacity in relation to the aggregate risk exposure across all risk types and activities. Information compiled from all the businesses is examined and processed in order to analyze, control and identify risks on a timely basis. This information is presented and explained to the Board of Directors, the Risk Committee, and the head of each business division. The report includes aggregate credit exposure, credit metric forecasts, market risk sensitivities, stop losses, liquidity ratios and risk profile changes. On a monthly basis, detailed reporting of industry, customer and geographic risks takes place. Senior management assesses the appropriateness of the allowance for credit losses on a monthly basis. The Supervisory Board receives a comprehensive risk report once a quarter which is designed to provide all the necessary information to assess and conclude on the risks of the Bank. For all levels throughout the Bank, specifically tailored risk reports are prepared and distributed in order to ensure that all business divisions have access to extensive, necessary and up–to–date information.

Risk mitigation

As part of its overall risk management, the Bank uses derivatives and other instruments to manage exposures resulting from changes in interest rates, foreign currencies, equity risks, credit risks, and exposures arising from forecast transactions.

In accordance with the Bank’s policy, its risk profile is assessed before entering into hedge transactions, which are authorized by the appropriate level of seniority within the Bank. The effectiveness of hedges is assessed by the Risk Controlling Unit (based on economic considerations rather than the IFRS hedge accounting regulations). The effectiveness of all the hedge relationships is monitored by the Risk Controlling Unit quarterly. In situations of ineffectiveness, the Bank will enter into a new hedge relationship to mitigate risk on a continuous basis.

Risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Bank’s performance to developments affecting a particular industry or geographical location. In order to avoid excessive concentrations of risk, the Bank’s policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Bank to manage risk concentrations at both the relationship and industry levels.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

The Bank has exposure to the following risk from financial instruments:

18.1 Credit risk

Credit risk is the risk that the Bank will incur a loss because its customers or counterparties fail to discharge their contractual obligations. The Bank manages and controls credit risk by setting limits on the amount of risk it is willing to accept for individual counterparties and for geographical and industry concentrations, and by monitoring exposures in relation to such limits.

The Bank has established a credit quality review process to provide early identification of possible changes in the creditworthiness of counterparties, including regular collateral revisions. Counterparty limits are established by the use of a credit risk classification system, which assigns each counterparty a risk rating. Risk ratings are subject to regular revision. The credit quality review process aims to allow the Bank to assess the potential loss as a result of the risks to which it is exposed and take corrective action.

Individually assessed allowances

The Bank determines the allowances appropriate for each individually significant loan or advance on an individual basis, taking into account any overdue payments of interests, credit rating downgrades, or infringement of the original terms of the contract. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance if it is in a financial difficulty, projected receipts and the expected payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral and the timing of the expected cash flows. Allowances for losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances and for debt investments at amortized costs that are not individually significant and for individually significant loans and advances that have been assessed individually and found not to be impaired. The Bank generally bases its analyses on historical experience and prospective information. However, when there are significant market developments, regional and/or global, the Bank would include macroeconomic factors within its assessments. These factors include, depending on the characteristics of the individual or collective assessment: unemployment rates, current levels of bad debt, changes in the law, changes in regulation, bankruptcy trends, and other consumer data. The Bank may use the aforementioned factors as appropriate to adjust the impairment allowances.

Allowances are evaluated separately at each reporting date with each portfolio. The collective assessment is made for groups of assets with similar risk characteristics, in order to determine whether provision should be made due to incurred loss events for which there is objective evidence, but the effects of which are not yet evident in the individual loans assessments. The collective assessment takes account of data from the loan portfolio (such as historical losses on the portfolio, levels of arrears, credit utilization, loan to collateral ratios and expected receipts and recoveries once impaired) or economic data (such as current economic conditions, unemployment levels and local or industry–specific problems). The approximate time when a loss is likely to have been incurred and the time it will be identified as requiring an individually assessed impairment allowance is also taken into consideration. The impairment allowance is then reviewed by credit management to ensure alignment with the Bank’s overall policy.

Financial guarantees and letters of credit are assessed in a similar manner as for loans.

Derivative financial instruments

Credit risk arising from derivative financial instruments is, at any time, limited to those with positive fair values, as recorded on the statement of financial position at fair value.

With gross–settled derivatives, the Bank is also exposed to a settlement risk, being the risk that the Bank honors its obligation, but the counterparty fails to deliver the counter value.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.1 Credit risk (continued)

Credit–related commitments risks

The Bank makes available to its customers guarantees that may require that the Bank makes payments on their behalf and enters into commitments to extend credit lines to secure their liquidity needs. Letters of credit and guarantees (including standby letters of credit) commit the Bank to make payments on behalf of customers in the event of a specific act, generally related to the import or export of goods. Such commitments expose the Bank to similar risks to loans and are mitigated by the same control processes and policies.

Collateral and other credit enhancements

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are in place covering the acceptability and valuation of each type of collateral.

The main types of collateral obtained are, as follows:

-	For commercial lending, charges over real estate properties, inventory and trade receivables

The Bank also obtains guarantees from parent companies for loans to their subsidiaries. Management monitors the market value of collateral and will request additional collateral in accordance with the underlying agreement. It is the Bank’s policy to dispose of repossessed properties in an orderly fashion. The proceeds are used to reduce or repay the outstanding claim. In general, the Bank does not occupy repossessed properties for business use.

The Bank also makes use of master netting agreements with counterparties with whom a significant volume of transactions are undertaken. Such arrangements provide for single net settlement of all financial instruments covered by the agreements in the event of default on any one contract. Master netting arrangements do not normally result in an offset of balance–sheet assets and liabilities unless certain conditions for offsetting.

Although master netting arrangements may significantly reduce credit risk, it should be noted that:

-	Credit risk is eliminated only to the extent that amounts due to the same counterparty will be settled after the assets are realized
-	The extent to which overall credit risk is reduced may change substantially within a short period because the exposure is affected by each transaction subject to the arrangement.

18.2 Liquidity risk

Liquidity refers to the Bank’s ability to maintain adequate cash flows to fund operations and meet obligations and other commitments on a timely basis.

As established by the Bank’s liquidity policy, the Bank’s liquid assets are held in overnight deposits with the Federal Reserve Bank of New York or in the form of interbank deposits with reputable international banks that have A1, P1, or F1 ratings from two of the major internationally – recognized rating agencies and are primarily located outside of the Region. In addition, the Bank’s liquidity policy allows for investing in negotiable money market instruments, including Euro certificates of deposit, commercial paper, and other liquid instruments with maturities of up to three years. These instruments must be of investment grade quality A or better, must have a liquid secondary market and be considered as such according to Basel III rules.

The Bank performs daily reviews, controls and periodic stress tests on its liquidity position, including the application of a series of limits to restrict its overall liquidity risk and to monitor the liquidity level according to the macroeconomic environment. The Bank determines the level of liquid assets to be held on a daily basis, adopting a Liquidity Coverage Ratio methodology referencing the Basel Committee guidelines. Additionally, the Liquidity Coverage Ratio is complemented with the use of the Net Stable Funding Ratio to maintain an adequate long-term funding structure. Specific limits have been established to control (1) cumulative maturity “gaps” between assets and liabilities, for each maturity classification presented in the Bank’s internal liquidity reports, and (2) concentrations of deposits taken from any client or economic group maturing in one day and total maximum deposits maturing in one day.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.2 Liquidity risk (continued)

The Bank follows a Contingent Liquidity Plan. The plan contemplates the regular monitoring of several quantified internal and external reference benchmarks (such as deposit level, Emerging Markets Bonds Index Plus, LIBOR-OIS spread and market interest rates), which in cases of high volatility would trigger implementation of a series of precautionary measures to reinforce the Bank’s liquidity position. In the Bank’s opinion, its liquidity position is adequate for the Bank’s present requirements.

While the Bank’s liabilities generally mature over somewhat shorter periods than its assets, the associated liquidity risk is diminished by the short-term nature of the loan portfolio, as the Bank is engaged primarily in the financing of foreign trade.

The following table details the Banks’s assets and liabilities grouped by its remaining maturity with respect to the contractual maturity:

	March 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,273,657	-	-	-	-	-	1,273,657
Investment securities	2,991	-	-	76,878	10,548	-	90,417
Loans at amortized cost	2,488,100	738,093	615,175	1,834,357	63,588	-	5,739,314
Unearned interest and deferred fees	(798)	(782)	(436)	(4,450)	(489)	-	(6,955)
Allowance for expected credit losses	-	-	-	-	-	(109,941)	(109,941)
Other assets	36,409	5,678	4,812	7,873	1,249	24,327	80,348
Total	3,800,359	742,989	619,551	1,914,658	74,897	(85,614)	7,066,840

Liabilities
Deposits in banks	2,518,930	305,837	308,474	48,015	-	-	3,181,256

Other liabilities	832,411	207,443	368,668	1,391,076	67,077	-	2,866,675
Total	3,351,341	513,280	677,142	1,439,091	67,077	-	6,047,931

Net position	449,017	229,709	(57,591)	475,567	7,819	(85,614)	1,018,909

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.2 Liquidity risk (continued)

	December 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without maturity	Total
Assets
Cash and cash equivalent	1,069,538	-	-	-	-	-	1,069,538
Investment securities	1,024	3,000	-	83,643	20,756	(602)	107,821
Loans at amortized cost	2,262,349	1,267,194	551,794	1,843,476	95,918	-	6,020,731
Unearned interest and deferred fees	(663)	(906)	(258)	(4,762)	(660)	-	(7,249)
Allowance for expected credit losses	-	-	-	-	-	(105,988)	(105,988)
Other assets	55,445	6,587	3,721	6,399	642	23,136	95,930
Total	3,387,693	1,275,875	555,257	1,928,756	116,656	(83,454)	7,180,783

Liabilities
Deposits in banks	2,306,413	173,288	275,631	47,520	-	-	2,802,852
Other liabilities	884,453	744,135	346,294	1,330,515	61,220	-	3,366,617
Total	3,190,866	917,423	621,925	1,378,035	61,220	-	6,169,469

Net position	196,827	358,452	(66,668)	550,721	55,436	(83,454)	1,011,314

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.3 Market risk

Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with many of the Bank’s operations and activities, including loans, deposits, investment and financial instruments at FVTPL, short- and long-term borrowings and debt, derivatives and trading positions. This risk may result from fluctuations in different parameters: interest rates, currency exchange rates, inflation rates and changes in the implied volatility. Accordingly, depending on the instruments or activities impacted, market risks can have wide ranging, complex adverse effects on the Bank’s financial condition, results of operations, cash flows and business

Interest rate risk

The Bank endeavors to manage its assets and liabilities in order to reduce the potential adverse effects on the net interest income that could be produced by interest rate changes. The Bank’s interest rate risk is the exposure of earnings (current and potential) and capital to adverse changes in interest rates and is managed by attempting to match the term and repricing characteristics of the Bank’s interest rate sensitive assets and liabilities. The Bank’s policy with respect to interest rate risk provides that the Bank establishes limits with regards to: (1) changes in net interest income due to a potential impact, given certain movements in interest rates and (2) changes in the amount of available equity funds of the Bank, given a one basis point movement in interest rates.

The following summary table presents a sensitivity analysis of the effect on the Bank’s results of operations derived from a reasonable variation in interest rates which its financial obligations are subject to, based on change in points.

	Change in interest rate	Effect on income

March 31, 2017	+200 bps	24,873
	-200 bps	(12,203)

March 31, 2016	+200 bps	15,026
	-200 bps	(9,788)

March 31, 2015	+200 bps	15,467
	-200 bps	(3,794)

This analysis is based on the prior year changes in interest rates and assesses the impact on income, with balances as of March 31, 2017 and December 31, 2016. This sensitivity provides an idea of the changes in interest rates, taking as example the volatility of the interest rate of the previous year.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.3 Market risk (continued)

Interest rate risk (continued)

The table below summarizes the Bank's exposure based on the terms of repricing of interest rates on financial assets and liabilities.

	March 31, 2017
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	105,000	-	-	-	-	105,000
Securities and other financial assets	3,000	-	-	75,909	11,664	90,573
Loans at amortized cost	4,724,857	839,933	114,004	60,520	-	5,739,314
Total	4,832,857	839,933	114,004	136,429	11,664	5,934,887

Liabilities
Deposits	2,517,616	305,837	308,474	48,015	-	3,179,942
Short and long term borrowings and debt, net	2,047,551	83,414	94,643	485,839	53,350	2,764,797
Total	4,565,167	389,251	403,117	533,854	53,350	5,944,739
Total interest rate sensibility	267,690	450,682	(289,113)	(397,425)	(41,686)	(9,852)

	December 31, 2016
Description	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Total
Assets
Time deposit	125,000	-	-	-	-	125,000
Securities and other financial assets	9,025	3,000	-	72,094	18,200	102,319
Loans at amortized cost	4,350,913	1,445,290	141,060	83,919	-	6,021,182
Total	4,484,938	1,448,290	141,060	156,013	18,200	6,248,501

Liabilities
Deposits	2,179,399	173,288	275,631	47,520	-	2,675,838
Short and long term borrowings and debt, net	2,168,964	402,643	133,190	495,883	46,133	3,246,813
Total	4,348,363	575,931	408,821	543,403	46,133	5,922,651
Total interest rate sensibility	136,575	872,359	(267,761)	(387,390)	(27,933)	325,850

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.3 Market risk (continued)

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate because of changes in exchange rates of foreign currencies, and other financial variables, as well as the reaction of market participants to political and economic events. For purposes of accounting standards this risk does not come from financial instruments that are not monetary items, or for financial instruments denominated in the functional currency. Exposure to currency risk is low since the Bank’s has maximum exposure limits established by the Board.

Most of the Bank’s assets and most of its liabilities are denominated in US American Dollars and hence the Bank does not incur a significant currency exchange risk. The currency exchange rate risk is mitigated by the use of derivatives, which, although perfectly covered economically, may generate a certain accounting volatility

The following table details the maximum to foreign currency, where all assets and liabilities are presented based on their book value, except for derivatives, which are included within other assets and other liabilities based on its value nominal.

	March 31, 2017
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.13	1.07	111.32	2873.99	18.73

Assets
Cash and cash equivalent	3,399	10	6	99	438	209	4,161
Investments and other financial assets	-	-	-	-	-	-	-
Loans at amortized cost	-	-	-	-	343,900	-	343,900

Other assets	-	-	-	-	11,436	-	11,436

Total	3,399	10	6	99	355,774	209	359,497

Liabilities
Borrowings and deposit placements	-	-	-	-	250,406	-	250,406

Other liabilities	3,009	-	-	-	105,563	-	108,572

Total	3,009	-	-	-	355,969	-	358,978

Net currency position	390	10	6	99	(195)	209	519

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.3 Market risk (continued)

Currency risk (continued)

	December 31, 2016
	Brazilian Real expressed in US$	European Euro expressed in US$	Japanese Yen expressed in US$	Colombian Peso expressed in US$	Mexican Peso expressed in US$	Other currencies expressed in US$(1)	Total
Exchange rate	3.25	1.06	116.68	3002.00	20.6139

Assets
Cash and cash equivalent	4,014	6	6	55	2,339	74	6,494
Investments and other financial assets	-	-	-	-	-	-	-
Loans at amortized cost	-	-	-	-	295,580	-	295,580

Other assets	-	52,800	94,279	-	79,104	-	226,183

Total	4,014	52,806	94,285	55	377,023	74	528,257

Liabilities
Borrowings and deposit placements	-	-	94,279	-	280,557	-	374,836

Other liabilities	3,933	52,800	-	-	96,951	-	153,684

Total	3,933	52,800	94,279	-	377,508	-	528,520

Net currency position	81	6	6	55	(485)	74	(263)

(1)	It includes other currencies such as: Argentine pesos, Australian- dollar, Canadian dollar, Swiss franc, Peruvian soles and Remimbis.

18.4 Operational Risk

Operational risk is the risk of loss arising from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications, or lead to financial loss. Bladex, like all financial institutions, is exposed to operational risks, including the risk of fraud by employees and outsiders, failure to obtain proper internal authorizations, failure to properly document transactions, equipment failures, and errors by employees, and any failure, interruption or breach in the security or operation of the Bank’s information technology systems could result in interruptions in such activities. Operational problems or errors may occur, and their occurrence may have a material adverse impact on the Bank’s business, financial condition, results of operations and cash flows. The Bank cannot expect to eliminate all operational risks, but it endeavors to manage these risks through a control framework and by monitoring and responding to potential risks. Controls include effective segregation of duties, access, authorization and reconciliation procedures, staff education and assessment processes, such as the use of internal audit.

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Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

18.	Risk management (continued)

18.4 Operational Risk (continued)

Capital management

The primary objectives of the Bank’s capital management policy are to ensure that the Bank complies with externally imposed capital requirements and maintains strong credit ratings and healthy capital ratios in order to support its business and to maximize shareholder value.

The Bank manages its capital structure and makes adjustments to it according to changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Bank may adjust the amount of dividend payment to shareholders, return capital to shareholders or issue capital securities. No changes have been made to the objectives, policies and processes from the previous years. However, they are under constant review by the Board.

	March 31, 2017	December 31, 2016
Tier 1 capital	1,046,716	1,054,719

Risk weighted assets	6,001,768	6,350,544

Tier 1 capital ratio	17.44%	16.61%

19.	Subsequent Events

Bladex announced a quarterly cash dividend of $15,102 which represent $0.385 per share corresponding to the first quarter of 2017. The cash dividend was approved by the Board of Directors at its meeting held April 18, 2017 and is payable on May 18, 2017 to the Bank’s stockholders as of the May 3, 2017 record date.

In addition, on April 3, 2017, through an official letter from the National Banking and Securities Commission of Mexico, was obtained the approval for the closing of the Representative Office in Mexico, Monterrey.

67